Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

November 26, 2025

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 12508
AI Infrastructure Portfolio, Series 1
(the “Trust”)
CIK No. 2078638 File No. 333-290209

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes the following disclosure in the first paragraph set forth in the “Objective” section, “AI infrastructure companies include… (5) industrials engaged in the manufacturing of electrical components, equipment, instruments or power generation.” The description of industrials companies is broader than the other types of companies in the definition of AI infrastructure companies, which are each tied to AI business activities. The definition of AI infrastructure companies could be interpreted to include industrials companies with business activities wholly unrelated to AI. Please consider revising the definition of AI infrastructure companies to clarify that only those industrials companies which are engaged in business activities relating to AI will be considered AI infrastructure companies.

Response:In accordance with the Staff’s comment, the referenced disclosure will be revised as follows:

AI infrastructure companies include… (5) industrials companies engaged in the manufacturing of electrical components, equipment~~,~~ or instruments ~~or~~ used in power generation for AI-related data centers. (emphasis added)

2.The Staff notes the following disclosure in the sixth paragraph set forth in the “Portfolio Selection Process” section, “The final portfolio consists of __ approximately equally weighted common stocks of AI infrastructure companies.” Please clarify whether the portfolio will include a predetermined number of securities, or if the number of securities in the referenced disclosure is subject to change and will be updated based on the number of securities included in the final portfolio. In addition, please confirm that the term “approximately” is used to describe the equal weighting of the securities, as opposed to the number of securities to be included in the portfolio.

Response:The Trust confirms that the number of securities in the referenced disclosure is subject to change and will be updated based on the number of securities included in the final portfolio and that the term “approximately” is used to describe that the securities in the portfolio will be approximately equally weighted.

3.Please confirm whether the Trust will be concentrated (i.e., invest 25% or more of Trust assets) in stocks of information technology companies. Please also consider whether the Trust will be concentrated in any other industries or groups of industries listed in the Portfolio section and, if so, include related principal risk disclosure.

Response:If, based on the final portfolio, the Trust is concentrated in the stocks of companies from any industry or group of industries, including information technology companies, appropriate disclosure will be included.

4.If the final portfolio will include growth and/or value companies based on the factors emphasized by the Sponsor in the “Portfolio Selection Process” section, please include related principal risk disclosure.

Response:The Trust does not consider growth and value factors as part of the Portfolio selection process. Accordingly, the Trust respectfully declines to include principal risk disclosure related to investments in growth and/or value companies.

Risk Factors

5.Please consider including principal risk disclosure addressing the risks associated with the Trust’s investment in utilities companies and industrials companies based on the types of companies included in the definition of AI infrastructure companies.

Response:Pursuant to the Staff’s comment, the Trust will update the Registration Statement to include principal risk disclosure related to utilities companies and industrials companies.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon